SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————————

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2007

Commission File Number 0-28800

———————————

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

———————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated November 1, 2007, entitled "APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR".

99.2   Release dated November 1, 2007, entitled "REPORT TO SHAREHOLDERS FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2007 OF THE 2008 FINANCIAL YEAR".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 1, 2007

By: /s/ Themba Gwebu

Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

In compliance with Rule 3.59 of the JSE Limited Listings Requirements, DRDGOLD is pleased to announce that, with effect from Thursday 1 November 2007, Edmund Jeneker has been appointed as an Independent Non-Executive Director of the Company.

Mr Jeneker trained as an accountant and over the past ten years he has specialised in business strategy and general management.

He currently holds the position of General Manager, Western Cape Province at ABSA Bank Limited ("ABSA"). His experience and achievements include the following:

- Western Cape Regional Manager at Deloitte & Touche responsible for international trade and investments in the tax division;
- Head of World Bank Competitiveness Fund in the Western and Eastern Cape;
- Financial Controller at SwissRe South Africa;
- Member of the Board of the Western Cape Business Opportunities Forum;
- Leader of the strategy for integrating Barclays Bank Limited and ABSA in the Northern Cape;
- Best ABSA General Manager, Retail Bank, 2006;
- Black Management Forum (Northern Cape) Manager of the Year, 2006; and
- Finalist, Black Management Forum, National Manager of the Year, 2006.

Randburg

1 November 2007

Sponsor

BDO QuestCo

Exhibit 99.2

DRDGOLD LIMITED

REPORT TO SHAREHOLDERS FOR THE FIRST QUARTER ENDED
30 SEPTEMBER 2007

2008 FINANCIAL YEAR

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa • Registration No. 1895/000926/06
JSE share code: DRD • ISIN: ZAE000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
("DRDGOLD" or "the company")

GROUP RESULTS

KEY FEATURES
- DRDGOLD disposes of its stake in Emperor
- DRDGOLD cash resources increase to R897 million
- DRDGOLD SA gold production increases by 11% for the quarter
- DRDGOLD SA profit after taxation increases by 136% for the quarter
- Blyvoor firms up on uranium and sulphur surface resources
- Blyvoor's surface gold resource increases by 236% to 1.69 million oz

REVIEW OF OPERATIONS

Group		Quarter Sep 2007	Quarter Jun 2007	% Change	Quarter Sep 2006
Gold production					
South African operations	oz	**89 157**	80 505	11	91 339
	kg	**2 773**	2 504	11	2 841
Discontinued operations	oz	**10 033**	10 562	(5)	58 858
	kg	**311**	329	(5)	1 829
Group	oz	**99 190**	91 067	9	150 197
	kg	**3 084**	2 833	9	4 670
Cash operating costs					
South African operations	US$ per oz	**584**	587	1	503
	ZAR per kg	**133 673**	134 456	1	115 821
Discontinued operations	US$ per oz	**1 017**	906	(12)	528
	ZAR per kg	**233 707**	206 775	(13)	121 792
Group	US$ per oz	**628**	624	(1)	526
	ZAR per kg	**143 761**	144 176	–	121 185
Gold price received	US$ per oz	**693**	681	2	625
	ZAR per kg	**158 598**	155 198	2	143 963
Capital expenditure	US$ million	**5.1**	8.3	39	14.2
	ZAR million	**36.5**	58.6	38	101.6



SA Operations

— Gold production oz



SA Operations

— Revenue $/oz
— Cash operating costs $/oz

STOCK

Issued capital
376 141 981 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 389 374 236

Stock traded	JSE	NASDAQ
Average volume for the quarter per day ('000)	1 127	2 346
% of issued stock traded (annualised)	78	163
Price • High	R6.19	US$0.876
• Low	R3.50	US$0.473
• Close	R5.50	US$0.804


DRD Closing Share Price

FORWARD-LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2006, which we filed with the United States Securities and Exchange Commission on 22 December 2006 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW

Dear shareholder

Safety

With deep regret I must record the death of two people in work-related incidents during the quarter under review.

Mr Samuel Vini, an hydraulic pick driver employed by a contractor, died when he was struck by a silo undergoing demolition at the metallurgical plant of East Rand Proprietary Mines Limited ("ERPM"), and Mr Paul Ngxakazela, a rock drill operator, in a rock fall underground at ERPM. Notwithstanding, these fatalities occurred in the same period that ERPM recorded significant improvements in both its Disabling Injury Frequency Rate ("DIFR") – from 19.96 to 6.33 – and its Reportable Injury Frequency Rate ("RIFR") – from 7.6 to 3.21.

DRDGOLD SA's other operations, Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") and Crown Gold Recoveries (Pty) Limited ("Crown"), while fatality-free in the quarter under review, recorded mixed performances in respect of disabling and reportable injuries. While Blyvoor's RIFR improved from 3.24 to 2.97, its DIFR deteriorated slightly from 6.23 to 6.44. Crown's RIFR improved from 2.12 to 0.99 but its DIFR deteriorated from 4.24 to 5.99. A range of campaigns and programmes are in place throughout the Group's operations to effect and maintain improvements in safety.

Increased imposition by the Department of Minerals and Energy ("DME") of Section 54 notices in terms of the Mine Health and Safety Act following fatalities in the mining industry has drawn substantial media and public attention in recent weeks. At Blyvoor in the current quarter two fatalities occurred – one tramming-related and the other a consequence of a rock burst – both within weeks of the mine being awarded the Minister of Minerals and Energy's safety award in the deep-level, metalliferous category, for the mine with the best safety improvement.

In the case of both fatalities, the DME imposed Section 54 notices. In respect of the latter, the effect was suspension of all underground operations at all three shafts, pending the completion of an independent risk assessment, which would inform the DME's decision of further steps to be taken.

Efforts to engage with the DME to explain, amongst other things, the safety consequences of a total suspension of operations for an unspecified period of time proved fruitless and the company had no option but to seek a court order to relieve the blanket ban.

I am anxious to remove any residual suspicion there may be that the company's action was prompted by a concern over lost production or simple 'bloody-mindedness'. As a Group we are firmly committed to the imperative that safety always takes precedence over production, and we accept fully both the need for regulation and the regulator's role in matters of safety. It is pleasing to report that mine management, the DME and organised labour are now working together in a more co-operative manner that augurs well for the future.

Production

Group gold production rose by 9% to 99 190oz, reflecting an 11% increase in South African gold production to 89 157oz. Gold production from the Tolukuma mine in Papua New Guinea decreased by 5% to 10 033oz.

Each of the South African operations – Blyvoor, Crown and ERPM – contributed positively to DRDGOLD SA's improvement, indicative of the continued benefits flowing from the company's ongoing stabilisation programme.

In this results announcement, Tolukuma is designated a discontinued operation, reflecting the conclusion earlier in the current quarter of DRDGOLD's disposal of its 78.72% interest in Emperor Mines Limited ("Emperor") (refer to Corporate developments below).

Financial

Revenue from the continuing South African operations was 13% higher at R433.0 million, reflecting improved production and a higher average gold price received. After accounting for cash operating costs of R370.7 million (previous quarter R336.7 million), cash operating profit was 38% higher at R62.3 million.

Emperor narrowed its R66.8 million loss in the previous quarter to R56.6 million in the quarter under review and after accounting for a R1.0 billion profit (before minority interest) from Emperor's sale of its 20% interest in the Porgera Joint Venture in Papua New Guinea, the Group's net profit for the quarter under review was R964.1 million (previous quarter loss: R161.6 million).

Corporate developments

Earlier in the second quarter, DRDGOLD announced the sale of its 78.72% interest in Emperor to institutional investors for a total consideration of A$56 million (R340.9 million), drawing to a close the Group's challenging – indeed, troubled – mining investment experience in Australasia. At the same time, the company re-stated its intention to focus solely on opportunities in South Africa and to apply the cash received from the Emperor disposal to:

– improving efficiencies of its existing South African mines;

– expanding its South African surface retreatment operations; and

– developing its uranium and exploration potential in the country.

Looking ahead

Continuing improvement in the performance of our existing South African operations (covered in greater detail later in this report) points to the success of our ongoing programme to stabilise these operations. Further, it reinforces our decision to exit from our Australasian interests and to 'come home', so to speak, and focus all of our resources here.

Work on our Ergo Mining Joint Venture with Mintails SA ("the Ergo JV") continues apace, with recovery of slimes from the Elsburg Tailings Complex and retreatment through the refurbished Brakpan plant at an initial rate of 1.25 million tons a month expected to yield some 200kg of gold a month when the project gets underway. The boards of the partners in the Ergo JV have approved a capital investment of R400 million, with excellent prospects for further growth from gold, uranium and sulphuric acid production.

On the matter of uranium, we report elsewhere in this document on our declaration of a 17.5 million lbs uranium resource for our Blyvoor tailings dams, coupled with a 0.8 million tons sulphur resource and a 236% increase in the mine's surface gold resource to 1.69 million oz, and on additional exploration programmes under way at our other operations to further define and quantify our uranium potential. Encouraging updates are also provided on our underground exploration activities and project developments.

With the Australasian exit now complete, I am confident we have all of the resources – a good mix of assets above and below ground, enthusiastic executive and management teams and a robust balance sheet – to position us well to establish a solid home base.

JOHN SAYERS
Chief Executive Officer

1 November 2007

The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting Standards ("IFRS")

CONDENSED CONSOLIDATED INCOME STATEMENT

	Quarter Sep 2007	Quarter Jun 2007 Restated*	Quarter Sep 2006 Restated*
(Unaudited)	Rm	Rm	Rm
Continuing operations			
Gold and silver revenue	**433.0**	381.8	406.2
Cash operating costs	**(370.7)**	(336.7)	(329.0)
Cash operating profit	**62.3**	45.1	77.2
Administration and general other costs	**(22.8)**	(20.3)	(27.1)
Share-based payments	**0.5**	(1.6)	(3.4)
Care and maintenance costs	**(2.5)**	(2.5)	(2.1)
Profit from operations	**37.5**	20.7	44.6
Retrenchment costs	**(1.1)**	–	–
Investment (expense)/income	**(2.3)**	6.6	(6.9)
Finance expense	**(8.4)**	12.0	(8.2)
Net operating profit	**25.7**	39.3	29.5
Rehabilitation	**(4.7)**	(10.7)	(3.1)
Depreciation	**(19.7)**	(10.8)	(12.2)
(Loss)/profit on financial instruments	**–**	(8.6)	–
Movement in gold in process	**(0.6)**	2.5	0.8
Profit before taxation	**0.7**	11.7	15.0
Taxation	**–**	(0.2)	(0.1)
Profit after taxation	**0.7**	11.5	14.9
Profit on sale of investments	**12.0**	0.1	–
Impairment	**–**	(21.5)	–
Discontinued operation			
Loss for the period from discontinued operation	**(56.6)**	(66.8)	(95.3)
Profit on sale of investments	**1 008.0**	–	–
Impairment	**–**	(84.9)	–
Net profit/(loss) for the period	**964.1**	(161.6)	(80.4)
Attributable to:			
Minority interest	**207.0**	(35.6)	(14.3)
Ordinary shareholders of the company	**757.1**	(126.0)	(66.1)
	964.1	(161.6)	(80.4)
Headline profit/(loss) per share – cents			
– From continuing operations	**0.2**	2.4	2.8
– From total operations	**(11.7)**	(10.2)	(20.6)
Basic profit/(loss) per share – cents			
– From continuing operations	**3.4**	(17.3)	2.8
– From total operations	**201.8**	(34.2)	(20.6)
Calculated on the weighted average ordinary shares issued of:	**375 196 329**	368 254 618	321 092 406
Diluted headline loss per share – cents	**(11.7)**	(10.2)	(20.6)
Diluted basic profit/(loss) per share – cents	**201.8**	(34.2)	(20.6)

* Restated to account for Emperor as a discontinued operation

SEGMENTAL INFORMATION

	Quarter Sep 2007			Quarter Jun 2007		
	South Africa Rm	**Australasia Discontinued Rm**	**Other Rm**	South Africa Rm	Australasia Discontinued Rm	Other Rm
Gold and silver revenue	**433.0**	**66.3**	**–**	381.8	69.5	–
Cash operating costs	**(370.7)**	**(72.7)**	**–**	(336.7)	(71.8)	–
Cash operating profit/(loss)	**62.3**	**(6.4)**	**–**	45.1	(2.3)	–
Administration and general other costs	**(13.8)**	**(13.5)**	**(9.0)**	(14.0)	(12.8)	(6.3)
Share-based payments	**–**	**–**	**0.5**	–	(8.2)	(1.6)
Exploration costs	**–**	**(7.1)**	**–**	–	(3.6)	–
Care and maintenance costs	**–**	**–**	**(2.5)**	–	–	(2.5)
Profit/(loss) from operations	**48.5**	**(27.0)**	**(11.0)**	31.1	(26.9)	(10.4)
Retrenchment costs	**(0.4)**	**–**	**(0.7)**	–	(7.3)	–
Investment income	**4.8**	**(24.8)**	**(7.1)**	3.0	10.9	3.6
Finance expense	**(6.3)**	**(29.6)**	**(2.1)**	3.8	(37.2)	8.2
Net operating profit/(loss)	**46.6**	**(81.4)**	**(20.9)**	37.9	(60.5)	1.4
Rehabilitation	**(3.6)**	**–**	**(1.1)**	(9.1)	0.4	(1.6)
Depreciation	**(23.9)**	**(6.2)**	**4.2**	(14.1)	(0.3)	3.3
Profit/(loss) on financial instruments	**–**	**0.6**	**–**	(9.2)	(2.8)	0.6
Movement in gold in process	**(0.7)**	**(12.4)**	**0.1**	2.5	(1.5)	–
Profit/(loss) before taxation	**18.4**	**(99.4)**	**(17.7)**	8.0	(64.7)	3.7
Taxation	**–**	**(31.8)**	**–**	(0.2)	(8.8)	–
Deferred taxation	**–**	**74.6**	**–**	–	6.7	–
Profit/(loss) after taxation	**18.4**	**(56.6)**	**(17.7)**	7.8	(66.8)	3.7

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)	**As at 30 Sep 2007 Rm**	As at 30 Jun 2007 Rm	As at 30 Sep 2006 Rm
Assets			
Property, plant and equipment	**627.0**	649.8	2 016.1
Investments	**59.8**	59.7	39.0
Environmental trust funds	**79.2**	75.8	62.9
Other non-current assets	**–**	–	245.7
Current assets	**1 177.0**	1 161.9	928.7
Inventories	**58.2**	108.7	260.5
Accounts receivable	**58.9**	65.0	123.8
Financial assets	**–**	6.0	12.2
Cash and cash equivalents	**425.4**	135.3	517.2
Assets classified as held for sale	**634.5**	846.9	15.0
	1 943.0	1 947.2	3 292.4
Equity and liabilities			
Equity	**1 251.8**	143.5	1 093.3
Shareholders' equity	**1 073.8**	141.2	850.2
Minority shareholders' interest	**178.0**	2.3	243.1
Long-term borrowings	**49.2**	49.2	335.9
Post-retirement and other employee benefits	**20.9**	26.0	20.7
Provision for environmental rehabilitation	**279.8**	282.6	332.4
Deferred mining and income taxes	**–**	104.3	96.2
Current liabilities	**341.3**	1 341.6	1 413.9
Accounts payable and accrued liabilities	**250.8**	422.1	541.3
Financial liabilities	**–**	–	199.3
Current portion of long-term borrowings	**–**	790.3	673.3
Liabilities classified as held for sale	**90.5**	129.2	–
	1 943.0	1 947.2	3 292.4

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)	Quarter Sep 2007 Rm	Quarter Jun 2007 Rm	Quarter Sep 2006 Rm
Balance at the beginning of the period	143.5	239.8	1 015.3
Share capital issued	26.6	54.7	41.5
– for acquisition finance and cash	28.0	44.9	40.0
– for share options exercised	–	–	0.3
– increase in share-based payment reserve	(0.5)	9.8	3.4
– for costs	(0.9)	–	(2.2)
Net profit/(loss) attributed to ordinary shareholders	757.1	(126.0)	(66.1)
Net profit/(loss) attributed to minority shareholders	207.0	(35.6)	(14.3)
Currency translation adjustments and other	117.6	10.6	116.9
Balance as at the end of the period	1 251.8	143.5	1 093.3
Reconciliation of headline profit/(loss)			
Net profit/(loss)	757.1	(126.0)	(66.1)
Adjusted for:			
– Impairments	–	86.4	–
– Impairment from discontinued operation	–	20.2	–
– Minority share of impairment	–	(13.8)	–
– Minority share of impairment from discontinued operation	–	(4.3)	–
– Profit on sale of Porgera	(1 008.0)	–	–
– Minority share of profit on sale of investments	219.0	(0.1)	–
– Profit on sale of investments	(12.0)	(0.1)	–
Headline loss	(43.9)	(37.7)	(66.1)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(Unaudited)	Quarter Sep 2007 Rm	Quarter Jun 2007 Rm	Quarter Sep 2006 Rm
Net cash outflow from operations	(35.1)	(36.1)	(11.5)
Working capital changes	(274.6)	173.2	71.2
Net cash in/(out)flow from investing activities	1 870.4	(61.0)	(105.8)
Net cash (out)/inflow from financing activities	(1 059.6)	(3.7)	38.4
Increase/(decrease) in cash and cash equivalents	501.1	72.4	(7.7)
Translation adjustment	258.5	(61.2)	35.9
Opening cash and cash equivalents	137.7	126.5	489.0
Closing cash and cash equivalents	897.3	137.7	517.2
Cash classified as assets held for sale included in the closing balance	471.9	2.4	–
Reconciliation of net cash outflow from operations			
Net operating profit	25.7	39.3	29.5
Net operating loss from discontinued operations	(81.4)	(60.5)	(41.9)
	(55.7)	(21.2)	(12.4)
Adjusted for:			
Interest provision	3.9	–	7.0
Amortisation of convertible cost	–	0.8	1.7
Financial instruments	(0.6)	2.8	4.2
Unrealised foreign exchange loss/(gain)	38.1	(6.1)	16.4
Growth in Environmental Trust Funds	(1.8)	(2.8)	(0.8)
Other non-cash items	38.5	3.3	3.4
Interest paid	(34.2)	0.5	(12.2)
Taxation paid	(23.3)	(13.4)	(18.8)
Net cash outflow from operations	(35.1)	(36.1)	(11.5)

KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)

South African operations

Blyvoor		Quarter Sep 2007	Quarter Jun 2007	% Change	Quarter Sep 2006
Ore milled					
Underground	t'000	**194**	184	5	182
Surface	t'000	**856**	932	(8)	966
Total	t'000	**1 050**	1 116	(6)	1 148
Yield					
Underground	g/t	**5.03**	4.74	6	5.15
Surface	g/t	**0.31**	0.34	(9)	0.33
Total	g/t	**1.18**	1.07	11	1.10
Gold produced					
Underground	oz	**31 347**	28 036	12	30 125
	kg	**975**	872	12	937
Surface	oz	**8 488**	10 255	(17)	10 352
	kg	**264**	319	(17)	322
Total	oz	**39 835**	38 291	4	40 477
	kg	**1 239**	1 191	4	1 259
Cash operating costs					
Underground	US$ per oz	**667**	665	–	627
	ZAR per kg	**152 673**	152 290	–	144 491
	ZAR per tonne	**767**	722	(6)	744
Surface	US$ per oz	**406**	283	(44)	293
	ZAR per kg	**92 992**	64 627	(44)	67 565
	ZAR per tonne	**29**	22	(32)	23
Total	US$ per oz	**611**	563	(9)	542
	ZAR per kg	**139 956**	128 810	(9)	124 817
	ZAR per tonne	**165**	137	(20)	137
Cash operating profit	US$ million	**2.8**	3.9	(28)	3.2
	ZAR million	**20.0**	28.3	(29)	23.0
Capital expenditure (net)	US$ million	**1.9**	2.5	24	2.7
	ZAR million	**13.7**	17.7	23	19.1



Production oz

— Gold production oz



Cash operating margin $/oz

— Revenue $/oz
— Cash operating costs $/oz

Total gold production rose by 4% to 39 835oz, reflecting a 12% increase in gold produced from underground to 31 347oz. Gold produced from surface sources was 17% lower at 8 488oz.

Higher underground gold production resulted from a 5% increase in throughput to 194 000t and a 6% increase in average grade to 5.03g/t. Lower levels of seismicity, improved stoping layouts, cleaner mining and better ventilation were among the factors that contributed to the improved performance.

An 8% decline in throughput to 856 000t and a 9% drop in average grade to 0.31g/t resulted in lower surface gold production. Harder, poorer-grade material recovered from the No 4 slimes dam and blended with higher-grade material to offset future rehabilitation liabilities compromised performance. An upgrade of the transfer station, commissioning of a wider diameter residue line and steps to increase the power of the water column are expected to contribute to improved recoveries going forward.

Total cash operating costs were 9% higher at US$611/oz. While underground cash operating costs were virtually unchanged at US$667/oz, surface cash operating costs rose by 44% to US$406/oz. Cash operating profit was down 29% at R20.0 million, reflecting lower surface gold production.

The Way Ahead Project to access No 2 Sub-shaft reserves from levels 27 to 35 of No 5 Shaft continued on schedule during the quarter. Stoping is expected to begin in March 2008.

KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)

Crown		Quarter Sep 2007	Quarter Jun 2007	% Change	Quarter Sep 2006
Ore milled	t'000	**2 147**	2 107	2	2 056
Yield	g/t	**0.35**	0.33	6	0.42
Gold produced	oz	**24 371**	22 667	8	27 521
	kg	**758**	705	8	856
Cash operating costs	US$ per oz	**515**	507	(1)	423
	ZAR per kg	**117 825**	116 026	(2)	97 453
	ZAR per tonne	**42**	39	(8)	41
Cash operating profit	US$ million	**4.1**	3.6	14	5.5
	ZAR million	**29.3**	25.6	14	39.1
Capital expenditure (net)	US$ million	**0.2**	1.5	87	1.0
	ZAR million	**1.5**	10.1	85	7.1



Production oz

— Gold production oz



Cash operating margin $/oz

— Revenue $/oz
— Cash operating costs $/oz

Gold production was 8% higher at 24 371oz. Throughput rose by 2% to 2 147 000t at an average grade of 0.35g/t, indicative of continuing benefit from recent infrastructural upgrades.

Although cash operating costs rose by 1% to US$515/oz, a consequence mainly of higher cyanide and lime prices and winter power tariffs, cash operating profit increased by 14% to R29.3 million.

Production build-up from the new, 3L2 slimes dam continues according to plan.

ERPM		Quarter Sep 2007	Quarter Jun 2007	% Change	Quarter Sep 2006
Ore milled					
Underground	t'000	**80**	68	18	76
Surface	t'000	**511**	500	2	435
Total	t'000	**591**	568	4	511
Yield					
Underground	g/t	**5.96**	5.68	5	7.49
Surface	g/t	**0.58**	0.44	32	0.36
Total	g/t	**1.31**	1.07	23	1.42
Gold produced					
Underground	oz	**15 336**	12 410	24	18 325
	kg	**477**	386	24	570
Surface	oz	**9 615**	7 137	35	5 016
	kg	**299**	222	35	156
Total	oz	**24 951**	19 547	28	23 341
	kg	**776**	608	28	726
Cash operating costs					
Underground	US$ per oz	**676**	840	19	510
	ZAR per kg	**154 828**	192 358	20	117 481
	ZAR per tonne	**923**	1 092	15	880
Surface	US$ per oz	**498**	535	7	599
	ZAR per kg	**114 063**	122 599	7	137 949
	ZAR per tonne	**67**	55	(22)	49
Total	US$ per oz	**608**	728	17	529
	ZAR per kg	**139 121**	166 887	17	121 879
	ZAR per tonne	**183**	179	(2)	173
Cash operating profit/(loss)	US$ million	**1.8**	(1.2)	250	2.1
	ZAR million	**13.0**	(8.8)	248	15.1
Capital expenditure (net)	US$ million	**0.9**	2.0	55	1.1
	ZAR million	**6.2**	14.5	57	8.1

Total gold production increased by 28% to 24 951oz, indicative of better performance from both the underground and surface operations.

Underground throughput rose by 18% to 80 000t and the average grade by 5% to 5.96g/t, resulting in a 24% increase in gold production to 15 336oz. Infrastructural upgrades in the eastern longwall area have contributed substantially to the improvement. Previously reported faulting is a challenge likely to continue for some months.

Underground mining of the Main Reef and Main Reef Leader at the mine's Cason Shaft by an independent contractor is proceeding at a rate of between 2 000 and 3 000 tpm at an average grade of 13g/t. The mined ore is treated through a separate stream at the ERPM plant. Mining is expected to continue for up to three years.



Production oz

— Gold production oz



Cash operating margin $/oz

— Revenue $/oz
— Cash operating costs $/oz

Surface gold production increased by 35% to 9 615oz, primarily as a consequence of a 32% improvement in the average grade to 0.58g/t. Throughput was 2% higher at 511 000t.

Total cash operating costs were 17% lower at US$608/oz, reflecting a 19% decrease in underground cash operating costs to US$676/oz and a 7% decrease in surface cash operating costs to US$498/oz. Higher production and lower costs resulted in a R13.0 million cash operating profit compared with an R8.8 million loss in the previous quarter.

Pumping of 60 megalitres of water a day from the Hercules Basin via recently upgraded pumping infrastructure is scheduled to begin shortly. The water will be used by the Crown surface retreatment operation. Completion of the extensive plugging project to isolate the Far East Vertical Shaft from rising water in the Central Witwatersrand Basin has been postponed to January 2008 to fit in with the mine's capital expenditure programme.

Work to reduce the ERPM plant footprint is 90% complete, and is expected to substantially reduce the mine's rehabilitation obligation in the longer term.

Discontinued operations

Tolukuma		Quarter Sep 2007	Quarter Jun 2007	% Change	Quarter Sep 2006
Ore milled	t'000	45	49	(8)	43
Yield	g/t	6.91	6.71	3	8.77
Gold produced	oz	10 033	10 561	(5)	12 141
	kg	311	329	(5)	377
Cash operating costs	US$ per oz	1 017	906	(12)	835
	ZAR per kg	233 707	206 775	(13)	192 634
	ZAR per tonne	1 615	1 388	(16)	1 689
Cash operating loss	US$ million	(0.9)	(2.4)	63	(3.0)
	ZAR million	(6.5)	(17.3)	62	(20.8)
Capital expenditure (net)	US$ million	2.1	1.6	(31)	2.0
	ZAR million	15.0	11.0	(36)	14.3

Gold production for the quarter was 5% lower at 10 033oz reflecting an 8% decrease in ore milled. Production during the quarter was impacted by power supply issues which resulted in reduced operations in the mill and underground. DRDGOLD announced on 22 October 2007 that it had disposed of its entire interest in Emperor.

Porgera (20% share of Joint Venture)		Quarter Sep 2007	Quarter Jun 2007	% Change	Quarter Sep 2006
Ore milled	t'000	–	–	–	262
Yield	g/t	–	–	–	3.48
Gold produced	oz	–	–	–	29 379
	kg	–	–	–	913
Cash operating costs	US$ per oz	–	–	–	401
	ZAR per kg	–	–	–	92 539
	ZAR per tonne	–	–	–	322
Cash operating profit	US$ million	–	2.5	(100)	4.5
	ZAR million	–	16.2	(100)	32.2
Capital expenditure (net)	US$ million	–	0.7	100	1.8
	ZAR million	–	4.4	100	12.9

At a general meeing held on 27 July 2007, DRDGOLD shareholders approved the disposal by Emperor of its 20% interest in the Porgera Joint Venture to a subsidiary of Barrick Gold Corporation for a purchase consideration of US$250.0 million. The sale transaction was completed on 17 August 2007 for a final cash consideration of US$255.0 million, which included interest. The legal effective date of the transaction was 1 April 2007.

KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)

Vatukoula		Quarter Sep 2007	Quarter Jun 2007	% Change	Quarter Sep 2006
Ore milled	t'000	–	–	–	80
Yield	g/t	–	–	–	6.74
Gold produced	oz	–	–	–	17 338
	kg	–	–	–	539
Cash operating costs	US$ per oz	–	–	–	642
	ZAR per kg	–	–	–	148 006
	ZAR per tonne	–	–	–	997
Cash operating loss	US$ million	–	–	–	(1.7)
	ZAR million	–	–	–	(12.4)
Capital expenditure (net)	US$ million	–	–	–	5.6
	ZAR million	–	–	–	40.0

CASH OPERATING COSTS RECONCILIATION

		South African Operations			
R000 unless otherwise stated		Crown	ERPM	Blyvoor	Total Mine Operations
Total cash costs	Sep 07 Qtr	96 019	116 383	178 574	390 976
	Jun 07 Qtr	87 473	105 645	158 442	351 560
Movement in gold in process	Sep 07 Qtr	422	(1 294)	211	(661)
	Jun 07 Qtr	(447)	3 982	(1 043)	2 492
Less: exploration, production taxes, rehabilitation and other costs	Sep 07 Qtr	3 498	2 882	1 577	7 957
	Jun 07 Qtr	(83)	2 210	1 607	3 734
Less: retrenchment costs	Sep 07 Qtr	–	359	–	359
	Jun 07 Qtr	–	73	–	73
Less: corporate and general administration costs	Sep 07 Qtr	3 632	3 890	3 802	11 324
	Jun 07 Qtr	5 311	5 877	2 379	13 567
Cash operating costs	Sep 07 Qtr	89 311	107 958	173 406	370 675
	Jun 07 Qtr	81 798	101 467	153 413	336 678
Gold produced – kg	Sep 07 Qtr	758	776	1 239	2 773
	Jun 07 Qtr	705	608	1 191	2 504
Total cash operating costs – R/kg	Sep 07 Qtr	117 825	139 121	139 956	133 673
	Jun 07 Qtr	116 026	166 887	128 810	134 456
Total cash operating costs – US$/oz	Sep 07 Qtr	515	608	611	584
	Jun 07 Qtr	507	728	563	587

EXPLORATION AND DEVELOPMENT

Blyvoor

Surface

A 17.5 million lbs uranium and 0.8 million ton sulphur resource for the Blyvoor tailings dams, and a 236% increase in the mine's surface gold mineral resource to 1.69 million oz, which include 134 000oz of surface rock dump resource, has been declared. The resource estimate was conducted by RSG Global, using information obtained from a 36-hole drilling and sampling programme and ensured that appropriate QA/QC procedures and assaying at an accredited laboratory were undertaken.

The mineral resources as tabulated below are classified in accordance with the South African Code for reporting of Mineral Resources and Mineral Reserves ("SAMREC"). The Resources also conform to the Australian Code for Reporting of Mineral Resources and Ore Reserves ("JORC"), the National Instrument 43-101 and the Security Exchange Commission ("SEC") Guide 7 definitions.

Uranium mineral resource for the Blyvoor tailings dams (30 August 2007)

Dump	Classification	Million tonnes	U grade (g/t)	U content (lbs)
Blyvoor 1	Indicated	7.104	48	749,000
Blyvoor 4 & 5	Indicated	15.738	64	2,217,000
Blyvoor 6	Indicated	19.899	47	2,073,000
Blyvoor 7	Indicated	42.532	48	4,517,000
Doornfontein 1	Indicated	22.542	83	4,141,000
Doornfontein 2	Indicated	9.496	85	1,776,000
Doornfontein 3	Indicated	17.115	53	1,997,000
Total	Indicated	134.426	59	17,470,000

Sulphur mineral resource for the Blyvoor tailings dams (30 August 2007)

Dump	Classification	Million tonnes	S grade (%)	S content (tonnes)
Blyvoor 1	Indicated	7.104	0.47	33,100
Blyvoor 4 & 5	Indicated	15.738	0.94	147,800
Blyvoor 6	Indicated	19.899	0.57	112,900
Blyvoor 7	Indicated	42.532	0.58	246,100
Doornfontein 1	Indicated	22.542	0.51	115,500
Doornfontein 2	Indicated	9.496	0.47	45,000
Doornfontein 3	Indicated	17.115	0.55	94,500
Total	Indicated	134.426	0.59	794,900

Gold mineral resource for the Blyvoor tailings dams (30 August 2007)

Dump	Classification	Million tonnes	Au grade (g/t)	Au content (oz)
Blyvoor 1	Indicated	7.104	0.24	55,100
Blyvoor 4 & 5	Measured	15.738	0.73	371,500
Blyvoor 6	Indicated	19.899	0.29	184,700
Blyvoor 7	Indicated	42.532	0.37	502,000
Doornfontein 1	Indicated	22.542	0.30	215,000
Doornfontein 2	Indicated	9.496	0.30	91,900
Doornfontein 3	Indicated	17.115	0.24	132,200
Total	Measured	15.738	0.73	371,500
Total	Indicated	118.688	0.30	1,180,900

Underground

The exploration drilling programme to evaluate the south-west down dip extension of the ore body south of the Boulder Dyke is currently in the opening up phase.

Crown

Exploration drilling is currently under way to define the uranium potential of all Crown's current deposition sites.

ERPM

The drilling of two holes on 66 level Drive West confirmed the presence of 30m and 10m wide dykes. Drilling from 73 East 4 is currently at 65m, the expected position of a major fault. Further drilling from 73 East 1 panel will firm up on the position of the major structure and ascertain if lateral displacement by younger strike faults has occurred.

An independent technical review ("CPR") conducted by RSG Global has upgraded the Elsburg tailings dams from an indicated to a measured resource (171.6 million tons at 0.31g/t). Additional work is being undertaken to define uranium and sulphur resources for the dams.

ERPM Extension 1 (Sallies)

During the quarter, prospecting was confined within the mining lease area. However, on completion of the current drilling at 73 East 4, drilling will begin from 70 level footwall drive east to prospect within Extension 1. The DME has granted permission to overstope exploration development.

ERPM Extension 2 (Sallies)

Historical geological reports and plans pertaining to ERPM Extension 2 have been sourced, categorised and reviewed. Securing of additional information, including boreholes and sampling data, is in progress.

Argonaut

An application for an extension to the granted prospecting right was rejected on the grounds that the revised prospecting area underlies a residential township. Consequently, no exploration activity was conducted within the granted prospecting right during the quarter under review. A request for ministerial approval in terms of Section 48 of the Mineral and Petroleum Resources Development Act to apply for a permit over the residential area is being pursued.

2008 FINANCIAL YEAR

DRDGOLD LIMITED

Change to the Board of Directors

DRDGOLD is pleased to announce that Mr Edmund Jeneker has joined the board as an independent non-executive director with effect from 1 November 2007.

DIRECTORS

(*British) (Australian) (***American)**

Executive:	Non-executives:	Company Secretary:
JWC Sayers (Chief Executive Officer)	J Turk ***	TJ Gwebu
Alternate:	**Independent non-executives:**	
JH Dissel (Acting Chief Financial Officer)	RP Hume	
	GC Campbell* (Non-Executive Chairman)	
	D Blackmur ** (Senior Non-Executive Director)	

For further information, contact John Sayers at:

Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • website: http://www.drdgold.com

Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa

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